
October 9, 2018

Akhil Johri
Executive Vice President and Chief Financial Officer
United Technologies Corporation
10 Farm Springs Road
Farmington, CT 06032

      Re: United Technologies Corporation
          Form 10-K for Fiscal Year Ended December 31, 2017
          Filed February 9, 2018
          Form 10-Q for Fiscal Quarter Ended June 30, 2018
          Filed July 27, 2018
          File No. 001-00812

Dear Mr. Johri:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Transportation and Leisure